Exhibit 99.1

SUMMARY OF INDICATIVE TERMS AND CONDITIONS

SENIOR CREDIT FACILITIES

The terms and conditions of the Senior Credit Facilities are expected to be substantially the same as the Existing Credit Facility, with customary changes to reflect current market conditions and as may be agreed, including but not limited to the following:

incremental Facility:          The Senior Credit Facilities will permit the Borrower to add one or more incremental term loan facilities (each, an “Incremental Term Facility”) and/or increase commitments under the Revolving Credit Facility (any such increase, an “Incremental Revolving Facility”; the Incremental Term Facilities and the Incremental Revolving Facilities are collectively referred to as “Incremental Facilities”) in an aggregate amount such that, on a pro forma basis after giving effect to the incurrence of any Incremental Facility, the Borrower shall have achieved a senior secured leverage ratio of 4.0:1.0 (assuming the entire amount of any Incremental Facility is fully drawn); provided  that (i) no Lender will be required to participate in any such Incremental Facility; (ii) no Event of Default or default exists or would exist immediately prior to or after giving effect thereto; (iii) the Borrower is in compliance, on a pro forma basis after giving effect to the incurrence of any such Incremental Facility (and assuming any Incremental Facility is fully drawn), with the financial maintenance covenants in the Facilities Documentation recomputed as of the last day of the most recently ended fiscal quarter of the Borrower for which financial statements are available; (iv) in the case of an Incremental Revolving Facility, such Incremental Revolving Facility shall be subject to the same terms and conditions as the Revolving Credit Facility and be on the same terms as the Revolving Credit Facility (and shall be deemed added to, and made a part of, the Revolving Credit Facility); and (v) an Incremental Term Facility shall, unless such Incremental Term Facility is made a part of the Term Loan B Facility (in which case all terms thereof shall be identical to those of the Term Loan B Facility), be on terms and conditions determined by the Borrower and the lenders providing such Incremental Term Facility; provided that (a) the final stated maturity date for such Incremental Term Facility may be later (but not sooner) than the final stated maturity date applicable to the Term Loan B Facility, (b) the amortization requirements for such Incremental Term Facility may differ, so long as the average weighted life to maturity of such Incremental Term Facility is no shorter than the average weighted life to maturity applicable to the then outstanding Term Loan B Facility, (c) the Incremental Term Facility shall receive no greater than its pro rata share of any voluntary and mandatory prepayments, (d) the “effective margin” for the Incremental Term Facility shall be determined by the Borrower and the lenders providing such Incremental Term Facility, (e) the covenants applicable to the Incremental Term Facility shall be determined by the Borrower and the lenders providing such Incremental Term Facility and (f) to the extent that the terms of such Incremental Term Facility are not identical to the Term Loan B Facility (except to the extent permitted by clauses (a)-(e) above), they shall be reasonably satisfactory to the Administrative Agent.

Interest Rates and Fees:     To be determined.

Maturity:                                      Revolving Credit Facility and Term Loan A Facility: The earliest of (a) the date that is 91 days prior to the maturity of the Borrower’s 11.0% Senior Notes due 2015 issued pursuant to that certain indenture dated June 30, 2008 (the “Existing Senior Notes”) (unless they are repurchased or refinanced prior to such date with a maturity that is later than the maturity date then in effect for the Term Loan B Facility), (b) the date that is 91 days prior to the maturity of the Borrower’s 12.5% Senior Subordinated Notes due 2017 issued pursuant to that certain indenture dated June 30, 2008 (the “Existing Senior Subordinated Notes”) (unless they are repurchased or refinanced prior to such date with a maturity that is later than the maturity date then in effect for the Term Loan B Facility) and (c) five years after the Closing Date.

                                                             Term Loan B Facility: The earliest of (a) the date that is 91 days prior to the maturity of the Existing Senior Notes (unless they are repurchased or refinanced prior to such date with a maturity that is later than the maturity date then in effect for the Term Loan B Facility), (b) the date that is 91 days prior to the maturity of the Existing Senior Subordinated Notes (unless they are repurchased or refinanced prior to such date with a maturity that is later than the maturity date then in effect for the Term Loan B Facility) and (c) seven years after the Closing Date.

Availability/Scheduled

Amortization:                            Term Loan A Facility:  subject to quarterly amortization of principal, with 0% of the initial aggregate amount of such term loan to be payable in the first year, 5% of the initial aggregate amount of the term loan to be payable in the second year, 10% of the initial aggregate amount of such term loan to be payable in the third year, 10% of the initial aggregate amount of such term loan to be payable in the fourth year and 15% of the initial aggregate amount of such term loan to be payable in the fifth and final year, with the remainder due on the fifth anniversary of the Closing Date.

                                                             Term Loan B Facility: subject to quarterly amortization of principal (in equal installments) of 1% per annum, with the balance payable on the seventh anniversary of the Closing Date.

Mandatory Prepayments:   In addition to the Scheduled Amortization set forth above, the Borrower shall make mandatory prepayments with:

(a)           100% of net cash proceeds from (i) sales of property and assets of Holdings and its subsidiaries (excluding sales of inventory in the ordinary course of business, transfers of assets among the Borrower and the Guarantors and other exceptions consistent with the Existing Credit Agreement with the modifications described in the Addendum) and (ii) certain insurance and condemnation proceeds, in each case, in excess of an amount consistent with the Existing Credit Agreement and subject to the right of the Borrower and its subsidiaries to reinvest such proceeds if such proceeds are reinvested within 12 months or are committed within 12 months to be reinvested and such committed reinvestment shall have occurred within 12 months of such commitment (including with respect to proceeds in respect of transponders that are reinvested in transponders in a satellite under construction and provided that with respect to satellites the requirement shall be deemed satisfied if a contract to purchase a satellite is entered into within such period and (i) the satellite has reached the milestone known as preliminary design review within two years and (ii) the satellite is scheduled for launch within four years) shall be applied to the prepayment of the Term Loan Facility (applied ratably to the principal installments thereof).

(b)           100% of the net cash proceeds from the issuance or incurrence after the Closing Date of additional debt of Holdings or any of its subsidiaries (other than debt permitted under the loan documentation).

(c)           50% of Excess Cash Flow (to be defined in a manner consistent with the Existing Credit Facility except with the modifications to be agreed), with a stepdown to 25% if the Senior Secured Leverage Ratio is less than 3.0:1.0 and to 0% if the Senior Secured Leverage Ratio is less than 2.0:1.0.

Covenants and Events

Of Default:                                   Substantially similar to the covenants applicable to the Existing Credit Agreement, with modifications described in the Addendum) and other exceptions and baskets to be mutually agreed.

Financial Maintenance

Covenants                                    Limited to maintenance of a maximum Senior Secured Leverage Ratio of 5.25:1.00, and with financial definitions to be mutually agreed.  To give effect to this provision, those provisions and baskets in the Existing Credit Agreement that require compliance with, or are based on calculations in accordance with, the financial covenants in the Existing Credit Agreement, shall be amended to remove such requirements and calculations (and if appropriate, to include requirements for compliance with the Senior Secured Leverage Ratio).

                                                             There shall not be any other financial maintenance covenants (including, without limitation, no capital expenditures covenant).

ADDENDUM

CERTAIN BASKETS AND EXCEPTIONS

Insurance Covenant	Modifications to the insurance requirements to be mutually agreed.
Restricted Payments and Payments on Debt and Holdings PIK Securities:

Restricted Payments shall be permitted in the amount, if any, by which the “Applicable Amount” exceeds 1.4x cumulative interest expense (similar to the indenture for the Borrower’s Existing Senior Notes) and the definition of “Applicable Amount” shall be modified to include a formula similar to the definition of “Cumulative Credit” in the indenture for the Borrower’s Existing Senior Notes, pro forma for the transactions contemplated hereby; provided  that there shall also be an additional USD$300 million cushion (available for any basket utilizing the Applicable Amount) added to the “Applicable Amount” definition. The following will also each be permitted under the Senior Credit Facilities (without reducing the amount of dividends, distributions or payments on subordinated debt generally permitted to be made): (a) refinancings of the Mezzanine Securities (as defined in the Existing Credit Agreement) periodically issued by the Borrower in favor of Loral as satisfaction of the Borrower’s payment obligations under the Consulting Services Agreement dated October 31, 2007 and the PSP Notes (defined below), subject to pro forma compliance with the financial maintenance covenant, so long as the principal amount of such refinancing shall not exceed the principal amount of the refinanced notes and any accrued interest and fees (including any amendment or consent fees) thereon and so long as such refinancing has terms material to the interests of the Lenders not materially less advantageous to the Lenders than the existing terms, (b) repayments, repurchases, redemptions or other acquisitions of the Holdings PIK Securities (as defined in the Existing Credit Facilities) held by PSP (the “PSP PIK Securities”) through either the issuance of new notes by Holdings or any of its subsidiaries (the “PSP Notes”) in replacement thereof or with cash or other assets, subject to pro forma compliance with the financial maintenance covenant, (c) modifications of the documents governing the PSP PIK Securities (including the organizational documents of Holdings) in connection with the transactions described in clause (b) above, provided  that, after giving effect to such modifications, such documents governing the PSP PIK Securities shall have terms material to the interests of the Lenders not materially less advantageous to the Lenders than the existing terms, (d) the repayment, redemption or other acquisition or retirement for value of the PSP Notes at any time, subject to pro forma compliance with the financial maintenance covenant, and (e) the Planned Distribution.

Additional Unsecured Debt:

Permitted to be incurred by the Borrower and the Guarantors so long as after giving pro forma effect to the incurrence of such debt, (i) no default or event of default will have occurred and be continuing, (ii) the Borrower is in compliance with its financial maintenance covenant, and (iii) the total leverage ratio shall be no greater than 7.0:1.0.

An additional basket for the PSP Notes shall be added and changes to the interest rate and maturity date of the PSP Notes contemplated thereby as of the Closing Date shall be permitted.

The $200 million general debt basket in the Existing Credit Agreement shall be reduced to $100 million.

Acquired Debt:

Permitted so long as after giving pro forma effect to the incurrence of such debt, (i) no default or event of default will have occurred and be continuing, (ii) the Borrower is in compliance with its financial maintenance covenant and (iii) any entity acquired in connection with such debt shall become a Guarantor (with a sub-basket for non-Guarantor subsidiaries to be agreed).

Purchase Money Debt and Capitalized Lease Obligations:	Permitted to incur up to $700 million to be used for project financings and export credit financings.
Refinancing Existing Notes:

Refinancing of existing notes permitted consistent with permitted refinancings of the bridge facility in the Existing Credit Facility; provided  that after giving pro forma effect to any refinancing of subordinated indebtedness with senior indebtedness, the total leverage ratio shall be no greater than 7.0:1.0 or the repayment of such subordinated indebtedness shall be treated as a Restricted Payment and subject to availability thereunder.

Additional Permitted Liens

An additional lien basket (and corresponding debt basket, subject to the 7.0:1.0 total leverage ratio test referred to above) shall be added permitting second-lien indebtedness to be incurred by the Borrower or any Guarantor so long as, after giving pro forma effect to such second-lien indebtedness, the Borrower shall be 0.25x inside of the financial maintenance covenant level then in effect; provided that such second-lien indebtedness shall be subject to a customary intercreditor agreement.

Additional lien basket shall be added to correspond to permitted project finance debt basket included above, which allows pledges of satellite, launch and related revenue contracts and insurance proceeds as security for such debt.

An additional lien basket (and corresponding debt basket, subject to the 7.0:1.0 total leverage ratio test referred to above) shall be added permitting the issuance of pari passu secured notes by the Borrower or any Guarantor so long as, after giving pro forma effect to such pari passu secured notes, the Borrower shall be in compliance with the 4.0x Senior Secured Leverage Ratio test applicable to the Incremental Facilities; provided that such pari passu secured notes shall be subject to a customary intercreditor agreement.

Additional carve-out from lien covenant for non-disturbance agreements relating to revenue contracts on terms similar to those permitted under the Existing Credit Agreement relating to condosat agreements.

Increase general lien basket to USD$100 million.

General Investment Basket	General basket for investments (including investments in Unrestricted Subsidiaries, joint ventures and minority interests) permitted up to sum of Applicable Amount.
Investment Basket for Satellites	The USD$500 million basket for investments in any entity in the business of constructing, acquiring or operating satellites in the Existing Credit Agreement shall be removed.
Asset Sale Baskets

Increase basket for fair value asset sales to USD$100 million and increase basket for sale leasebacks and sales of satellite assets to USD$1.0 billion.

Contractual arrangements under long-term contracts with customers entered into in the ordinary course of business that are treated as sales for accounting purposes shall not be considered asset sales unless there is a transfer of title.

Additional Basket for Asset Sales by Non-Obligors:	Not to exceed an amount to be mutually agreed to in the definitive loan documentation.
Judgments and Cross-Defaults	Increase threshold for judgment defaults and cross-defaults to USD$75 million.
Planned Distribution and Amalgamation

The Senior Credit Facilities will not restrict the ability to make the Planned Distribution (which may be made as a series of distributions on or after the Closing Date) and the Senior Credit Facilities will permit the amalgamation of Holdings, the Borrower and Telesat Interco Inc. on terms substantially similar to those provided for in the Existing Credit Agreement.